EXHIBIT 99.1

DeFi Technologies' Subsidiary Valour Launches Eight New Digital Asset ETPs on Spotlight Stock Market, Expanding Access to AI, Institutional Blockchain, DeFi and Community Tokens

•	Eight New Digital Asset ETPs: Valour launches eight new SEK-denominated exchange traded products on Spotlight Stock Market, providing exposure to Venice (VVV), Canton Network (CC), Raydium (RAY), Morpho (MORPHO), Maple Finance (SYRUP), Pump.fun (PUMP), Dogwifhat (WIF), and Bonk (BONK).

•	Expanding Access Across Emerging Blockchain Ecosystems: The new ETPs provide investors with exposure to a broad range of digital asset applications, including artificial intelligence, institutional blockchain infrastructure, decentralized trading and lending, and community-driven digital assets.

•	Continued Growth of Valour's Product Platform: The launch further expands Valour's portfolio of more than 100 digital asset ETPs, providing investors with access to a growing range of blockchain ecosystems through traditional brokerage accounts, without the operational complexities of directly purchasing or storing digital assets.

TORONTO, Nov. 5, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (B3: DEFT31), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") has launched eight new digital asset ETPs on Spotlight Stock Market in Sweden.

The new products began trading on November 5, 2026, providing investors with exposure to the price performance of their respective underlying digital assets through regulated exchange traded investment products accessible via traditional brokerage infrastructure.

The eight newly launched ETPs include:

1. Valour Venice (VVV) SEK ETP

•	Trading Symbol: VVV SEK
•	ISIN: CH1108681771

2. Valour Canton Network (CC) SEK ETP

•	Trading Symbol: CC SEK
•	ISIN: CH1108682662

3. Valour Raydium (RAY) SEK ETP

•	Trading Symbol: RAY SEK
•	ISIN: CH1108682670

4. Valour Morpho (MORPHO) SEK ETP

•	Trading Symbol: MORPHO SEK
•	ISIN: CH1108682688

5. Valour Maple Finance (SYRUP) SEK ETP

•	Trading Symbol: SYRUP SEK
•	ISIN: CH1108682696

6. Valour Pump.fun (PUMP) SEK ETP

•	Trading Symbol: PUMP SEK
•	ISIN: CH1108682704

7. Valour Dogwifhat (WIF) SEK ETP

•	Trading Symbol: WIF SEK
•	ISIN: CH1108682712

8. Valour Bonk (BONK) SEK ETP

•	Trading Symbol: BONK SEK
•	ISIN: CH1108682720

Each ETP carries a management fee of 1.9% and provides investors with exposure to the price performance of its respective underlying digital asset through traditional securities market infrastructure.

The launch represents a further expansion of Valour's digital asset ETP platform, broadening European market access to digital assets spanning multiple segments of the blockchain economy.

About the Underlying Digital Assets

Venice (VVV)

Venice is a privacy-focused artificial intelligence platform providing access to generative AI models through its application and API infrastructure. The platform enables users, developers, and AI agents to interact with AI models while emphasizing privacy and user control.

VVV is the native token of the Venice ecosystem and supports its token-based model for accessing AI inference capacity. Through its staking and associated mechanisms, Venice connects digital asset ownership with access to AI computing resources.

Canton Network (CC)

Canton Network is a privacy-enabled blockchain network designed for institutional financial markets. It enables financial institutions and market participants to connect applications, synchronize transactions, and exchange tokenized assets while maintaining the privacy and controls required by regulated financial institutions.

Canton Coin (CC) is the network's native utility token, supporting network activity and incentivizing the participants and infrastructure providers contributing to its operation.

Raydium (RAY)

Raydium is a decentralized exchange and automated market maker built on the Solana blockchain. Its infrastructure facilitates token trading, liquidity provision, and token launches through decentralized liquidity pools and related trading mechanisms.

RAY is the native token of the Raydium ecosystem, supporting its broader decentralized trading and liquidity infrastructure.

Morpho (MORPHO)

Morpho is a decentralized lending protocol designed to make blockchain-based lending and borrowing more efficient and accessible. Its infrastructure supports permissionless lending markets and curated vaults, allowing participants to supply and borrow digital assets under different market and risk parameters.

MORPHO is the protocol's governance token, enabling participation in decisions concerning the development and operation of the Morpho ecosystem.

Maple Finance (SYRUP)

Maple is an onchain asset management and lending platform connecting institutional credit markets with decentralized finance. Its infrastructure supports digital asset lending and financing strategies, providing a framework for institutional and decentralized capital allocation.

SYRUP is Maple's governance token, allowing holders to participate in protocol governance and supporting alignment with the development of the broader Maple ecosystem.

Pump.fun (PUMP)

Pump.fun is a Solana-based platform that enables users to create, launch, and trade digital tokens through accessible onchain infrastructure. The platform has become an established participant in Solana's token creation and trading ecosystem.

PUMP is the native token of the Pump.fun ecosystem, associated with the platform's broader token launch and trading infrastructure.

Dogwifhat (WIF)

Dogwifhat is a community-driven digital asset built on the Solana blockchain. Originating from internet meme culture, the project has developed an identity centered on community participation and the widely recognized image of a Shiba Inu wearing a knitted hat.

WIF is a Solana-based meme token whose market activity is primarily driven by community engagement and digital asset trading.

Bonk (BONK)

Bonk is a community-driven digital asset launched on the Solana blockchain. Initially introduced as a meme token, Bonk has developed a broader ecosystem of community initiatives and integrations with Solana-based applications and services.

BONK is the ecosystem's native token and is used across various community and decentralized applications.

Together, these eight products reflect the growing diversity of the digital asset ecosystem, from infrastructure supporting artificial intelligence and institutional financial markets to decentralized financial services and community-driven blockchain applications.

Executive Commentary

"Digital assets are evolving well beyond their original use cases, with blockchain infrastructure increasingly supporting everything from artificial intelligence and institutional financial markets to decentralized financial services," said Johan Wattenström, Chief Executive Officer of DeFi Technologies. "These eight launches reflect the breadth of that evolution and Valour's ability to provide investors with access to a diverse range of digital assets through familiar, regulated market infrastructure. Expanding the scope of our product platform remains central to how we connect traditional capital markets with the broader digital asset economy."

"Investors have a wide range of digital asset ecosystems to evaluate, each with distinct applications, communities, and market characteristics," said Jacob Lindberg, Chief Revenue Officer of Valour. "By bringing these eight products to market, we are expanding the choices available to investors through their existing brokerage accounts. From institutional blockchain infrastructure and decentralized lending to AI-related assets and Solana's community-driven ecosystems, these listings reinforce our focus on providing market access."

Continued Expansion of Valour's Digital Asset Platform

The eight new listings build on Valour's continued expansion across European and international markets and its portfolio of more than 100 digital asset ETPs.

Valour's product lineup spans major digital assets, Layer 1 and Layer 2 networks, decentralized finance protocols, staking products, and emerging blockchain ecosystems. Through these offerings, Valour provides investors with exchange traded exposure to individual digital assets within traditional financial market infrastructure.

The eight new ETPs are listed on Spotlight Stock Market in Sweden, are denominated in Swedish kronor (SEK), and each carry a management fee of 1.9%.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (B3:DEFT31) is a financial technology company building for the convergence of traditional capital markets and decentralized finance ("DeFi"). As a publicly listed and vertically integrated digital asset platform, DeFi Technologies provides familiar, simple, secure, and regulated access to the digital asset economy through investment products, trading and liquidity infrastructure, research, and strategic capital deployment. Its business includes Valour, a leading issuer of regulated digital asset ETPs; Stillman Digital, an institutional-grade digital asset trading and liquidity platform; and DeFi Alpha, the Company's internal business line focused on opportunistic trading, arbitrage, and other capital markets strategies. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the gateway between traditional finance and the future of digital assets.  Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit https://valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the launch, listing and trading of Valour's eight new SEK-denominated ETPs on Spotlight Stock Market in Sweden, being the Valour Venice (VVV) SEK ETP, the Valour Canton Network (CC) SEK ETP, the Valour Raydium (RAY) SEK ETP, the Valour Morpho (MORPHO) SEK ETP, the Valour Maple Finance (SYRUP) SEK ETP, the Valour Pump.fun (PUMP) SEK ETP, the Valour Dogwifhat (WIF) SEK ETP and the Valour Bonk (BONK) SEK ETP; the expected timing of trading of each such ETP; the performance of each such ETP and of its respective underlying digital asset; anticipated investor demand for each such ETP and for digital asset ETPs generally; the continued expansion of Valour's digital asset ETP platform; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001985840

For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 05-NOV-26